

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
Thomas J. Russo
Chief Financial Officer
Assembly Biosciences, Inc.
11711 N. Meridian St., Suite 310
Carmel, IN 46032

      Re: **Assembly Biosciences, Inc.**
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.2 - Separation Agreement, dated August 6, 2019, between Assembly Biosciences, Inc. and Derek A. Small
Exhibit No. 10.3 - Consulting Agreement, effective January 1, 2020, between Assembly Biosciences, Inc. and Derek A. Small.
Filed November 7, 2019
File No. 001-35005

Dear Mr. Russo:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance